Fax

RECEIVED
2006 NOV -6 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	30 October 2006
Pages:	6		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached two announcements made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

06018165

PROCESSED
NOV 08 2006
THOMSON FINANCIAL

dw 11/7

LIBERTY INTERNATIONAL

October 30, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the exercise of options by a PDMR the Company has been advised of the following:

A. EXERCISE OF OPTIONS BY A PDMR

Ms Susan Folger, Company Secretary of Liberty International PLC, exercised options on 25 October 2006 over a total of 69,000 ordinary shares in Liberty International at the option prices detailed below. The shares were then sold at a price of 1,332p per share.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the PDMR mentioned above were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER TO EMPLOYEE ON EXERCISE OF OPTIONS**
9.	Number *of shares,* debentures or financial	10.	Percentage of issued *class* acquired *(treasury shares*

File No. 82-34722

	instruments relating to *shares* Transferred i) **24,000** ii) **20,000** iii) **25,000**		of that *class* should not be taken into account when calculating percentage) i) **0.007%** ii) **0.006%** iii) **0.007%**
11.	Price per *share* or value of transaction i) **512p** ii) **545p** iii) **565p**	12.	Date and place of transaction **25 OCTOBER 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,171,456 (0.347%)**	14.	Date issuer informed of transaction **27 OCTOBER 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

Name and signature of duly authorised officer of *issuer* responsible for making notification

RUTH PAVEY

Date of notification

30 OCTOBER 2006

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3.	Name *of person discharging managerial responsibilities I director* RICHARD MALCOLM CABLE	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* Person connected with Director named in 3 - SHEENA CABLE
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] HOLDINGS OF a) RICHARD CABLE AND b) SHEENA CABLE	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them TD WATERHOUSE NOMINEES (EUROPE) LIMITED	8.	State the nature of the transaction SALE OF SHARES
9.	Number *of shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number *of shares,* debentures or financial instruments relating to *shares* disposed i) a) 1,399 & b) 8,000 ii) a) 1,399 & b) 8,000	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) i) a) 0.0004% & b) 0.002% ii) a) 0.0004% & b) 0.002%
13.	Price per *share* or value of transaction i) 1,313p ii) 1,332p	14.	Date and place of transaction i) 26 OCTOBER 2006 ii) 27 OCTOBER 2006
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 18,417 (0.005%)	16.	Date issuer informed of transaction i) 27 OCTOBER 2006 ii) 27 OCTOBER 2006
17.	Any additional information	18.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

Name and signature of duly authorised officer of *issuer* responsible for making notification RUTH PAVEY
Date of notification 30 OCTOBER 2006